[NATIONAL SECURITY LIFE AND ANNUITY LETTERHEAD]
VIA EDGAR
Ms. Rebecca Marquigny, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	National Security Variable Account N
National Security Life and Annuity Company
Pre-Effective Amendment No. 1 on Form N-4
NScore Lite III VA Contract (SEC File Nos. 333-164068; 811-10619)
NScore Premier II VA Contract (SEC File Nos. 333-164071; 811-10619)
NScore Flex VA Contract (SEC File Nos. 333-164072; 811-10619)
NScore Xtra II VA Contract (SEC File Nos. 333-164074; 811-10619)
NScore Wrap VA Contract (SEC File Nos. 333-164076; 811-10619)
Dear Ms. Marquigny:
     This letter responds, on behalf of National Security Life and Annuity Company (the “Company”) and its National Security Variable Account N (the “Separate Account”), to the comments of the staff of the Securities and Exchange Commission (“Commission”) received via telephone June 3, 2010 with respect to the above-referenced registration statements filed on Form N-4 (each a “Registration Statement” and collectively referred to herein as the “Registration Statements”). Pre-effective Amendments to the Registration Statements were filed with the Commission on May 19, 2010. Capitalized terms have the meanings given them in the Registration Statements. The Company requests that all changes be made via a form of a prospectus filing pursuant to Rule 497 of the Securities Act of 1933. The Company acknowledges that the circumstances surrounding the comments received for the Registration Statements, and those received for its affiliated company The Ohio National Life Insurance Company are unique, and if permitted to make such changes via a form of a prospectus filing pursuant to Rule 497, the Company will not cite this filing as precedent for making such filings pursuant to Rule 497 in the future.
     The Company’s responses to the staff’s comments are set forth below. For convenience, each response is preceded by the applicable staff comment. Page number references in the comments are to the NScore Xtra II VA Contract Registration Statement (SEC File Nos. 333-164074; 811-10619), unless specifically stated otherwise.
Comment 1. Cover Page Disclosure. Please remove the sentence in the first paragraph which states: “[y]our contract and any endorsement, riders or specification pages are the formal contractual agreement between you and National Security Life and Annuity Company (“National Security”).”

June 8, 2010
Ms. Rebecca Marquigny, Esq.

Response: The sentence stated above has been deleted. Please see page 1 of the Appendix which shows the amended Cover Page.
Comment 2. Glossary. The definition of “Death Benefit Adjustment” is still very difficult to understand and is not in plain English. Please amend the definition.
Response. The definition of “Death Benefit Adjustment” has been revised as follows: “[t]he difference, if any, between the highest guaranteed death benefit amount and the Contract Value as of the date of the Annuitant’s death if the Contract Value on this date is lower than the highest guaranteed death benefit amount. If the Contract Value on the Annuitant’s date of death is higher than the highest guaranteed death benefit amount, no Death Benefit Adjustment will be made.” Please see page 2 of the Appendix for the amended language.
Comment 3. Fee Table. Please remove the word “generally” after the description of surrender charge in the “Contract Owner Transaction Expenses” section.
Response. The word “generally” has been deleted. Please see page 3 of the Appendix which shows the amended Fee Table disclosure.
Comment 4. The Funds, pages 11-12. Please add in the 9th paragraph that no substitution or deletion will be made to the contract without prior notice to you and before any necessary order of the SEC in accordance with the 1940 Act, “and your prior approval if required by law.”
Response. The additional disclosure has been added. Please see pages 4-5 of the Appendix for the amended language.
Comment 5. Optional Asset Allocation Models. Does Wilshire still assist in the development of Asset Allocation Models? Is this disclosure no longer relevant to contract owners?
Response. Wilshire no longer provides consulting advice to the Company’s affiliated investment advisor, Ohio National Investments, Inc. (“ONII”), with assistance in developing Asset Allocation Models. ONII does retain a third-party consultant to assist it with the development of the Asset Allocation Models, however, ONII is the party with whom the contract owners’ retain the investment advisory contract and ONII has the final approval of all models. Consequently, the Company does not feel it is material (or relevant) to name the third-party consultant; it is only relevant to disclose that ONII retains a third-party consultant to receive advice with regard to the Asset Allocation Models.
Comment 6. Optional Asset Allocation Models, top of page 14. The paragraph which states: “[i]f an Asset Allocation Model becomes unavailable for the allocation of purchase payments under GPP and you wish to make additional purchase payments, you will have to transfer your Contract Value to an available Asset Allocation Model” appears confusing and duplicative in light of the disclosure added on May 19, 2010. If duplicative, please remove. If necessary, please explain to the Staff why necessary and clarify the disclosure.

June 8, 2010
Ms. Rebecca Marquigny, Esq.

Response. The paragraph cited is duplicative in light of the disclosure added on May 19, 2010 and therefore has been deleted. Please see page 6 of the Appendix which shows the paragraph has been removed.
Comment 7. Deductions and Expenses. Surrender Charge, pages 18-19. Please clarify the last section so that it is clear whether or not an alternative annuity option applies only to contract owners who annuitize the contract or if it also applies to beneficiaries to elect to elect to annuitize the death benefit option. In addition, please clarify when the surrender charge would and would not apply.
Response. We have reorganized this section so that it is clear that it is the owner that may receive the option to choose the alternative annuity option. Such language also clarifies when the surrender charge applies. Please see pages 7-8 of the Appendix for the amended disclosure.
Comment 8. Accumulation Period. Purchase Payments. Please disclose how contract owners will be informed that the Company is invoking its right to limit purchase payments under the contract.
Response. The following additional disclosure has been added to the “Purchase Payment” provision of the “Accumulation Period” section: “[w]e will provide you prior written notice before we enforce the limits in (a) or (b) above.” Please see page 9 of the Appendix for the amended disclosure.
Comment 9. Accumulation Period. Allocation of Purchase Payments. Please disclose how contract owners will be informed that the Company is invoking its right to limit allocation of purchase payments from 18 to 10 available investment options.
Response. The following additional disclosure has been added to the “Allocation of Purchase Payments” provision of the “Accumulation Period” section: “[w]e will provide you prior written notice before we limit you to no more than 10 investment options.” Please see page 10 of the Appendix for the amended disclosure.
Comment 10. Optional Living Benefit Riders. Optional Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset Rider. The bold sentence that states “[a]fter 10 years, you may annuitize your contract under the rider” is confusing in that it implies that contract owners may not annuitize the contract prior to the 10-year waiting period. Contract owners may annuitize prior to the 10th contract anniversary and annuitize the contract using the Contract Value as of the Valuation Day the contract is annuitized. Please clarify this section making it clear that contract owner’s may annuitize the contract prior to the 10th contract anniversary, however, they will not receive benefits under the GMIB rider.
Response. The sentence in bold has been amended to state, “[a]fter 10 years, you may begin to receive the guaranteed minimum income benefit payments described in this rider. You may choose to receive annuity payments as provided in your contract during the 10 year period, but your GMIB Plus with Annual Reset rider will then be of no further value to you.” Please see page 11 of the Appendix for the amended disclosure.

June 8, 2010
Ms. Rebecca Marquigny, Esq.

Comment 11. Optional Living Benefit Riders. Optional Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset Rider. Annuitization. The first sentence of the last paragraph states “[t]he guaranteed income base is used solely for the purpose of calculating GMIB payments.” This is confusing as the contract has a step-up base and GMIB withdrawal amounts. Perhaps this can be made clearer.
Response. The first sentence and throughout the prospectus, where applicable, the term “GMIB payments” has been changed to “GMIB annuity payments.” Please see page 12 of the Appendix which reflects the amended disclosure.
Comment 12. General disclosure. If a contract owner does not elect one of the riders with a “no-lapse” provision, can the basic contract lapse? If so, please disclose.
Response. Additional disclosure has been added to the end of the “Surrender and Withdrawal” section which states: ‘[i]f your Contract Value is reduced to zero, your contract will terminate unless you have purchased a rider that provides for continuation of benefits and you are in compliance with the rider’s terms for continuation.” Please see page 13 of the Appendix which reflects the amended disclosure.
Comment 13. General disclosure. The term “Contract Value” was added as a defined term to the Registration Statements with Pre-effective Amendment No. 1 filed on May 19, 2010. Please ensure the term “Contract Value” is capitalized throughout each prospectus and Statement of Additional Information.
Response. The term “Contract Value” has been capitalized throughout each prospectus and Statement of Additional Information.
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     Thank you for your consideration of this matter. Please contact me at 513.794.6278 or Heather Harker at Dykema Gossett PLLC at 202.906.8649 should you have any questions.

Very truly yours, National Security Life and Annuity Company
/s/ Kimberly A. Plante

Kimberly A. Plante Associate Counsel

Cc:	Heather C. Harker Dykema Gossett PLLC